SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934
                             (Amendment No. 3)

                       Mafco Consolidated Group Inc.
                              (Name of issuer)

                  Common Stock, par value $.01 per share
                       (Title of class of securities)

                                559025 10 1
                               (CUSIP number)

                              Glenn P. Dickes
                      625 Madison Avenue - 11th Floor
                          New York, New York 10021
                               (212) 572-8500
               (Name, address and telephone number of person
             authorized to receive notices and communications)

                              with a copy to:

                            Alan C. Myers, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                              919 Third Avenue
                          New York, New York 10022
                               (212) 735-3000

                            January 30, 1997
                       (Date of event which requires
                         filing of this statement)

          If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box |_|.

          Check the following box if a fee is being paid with the statement |_|.



          This statement amends and supplements the Statement on
Schedule 13D, as amended (the "Schedule 13D"), filed with the Securities and Exchange Commission by C&F (Parent) Holdings Inc., a Delaware corporation, and Mafco Holdings Inc., a Delaware corporation ("Mafco Holdings"), in connection with their ownership of shares of common stock, par value $.01 per share, of Mafco Consolidated Group Inc., a Delaware corporation ("Mafco"). Unless otherwise defined herein, all capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D.

Item 4.        Purpose of Transaction.

          Item 4 is hereby amended to add the following at the end thereof:

          On January 30, 1997, Mafco Holdings revised its proposal to acquire all publicly held shares of Mafco Common Stock at a price of $38.50 per share in cash. Under the revised proposal, the $38.50 per share price would be adjusted upward to the extent that the gross proceeds per share received by Mafco on the closing of its proposed offering of shares of Cigar Common Stock was greater than $24.50. Under the original proposal, the $38.50 per share price would also have been adjusted downward for any decrease below $24.50 per share received by Mafco in the proposed Consolidated Cigar offering. Under the revised proposal, the downward adjustment has been eliminated.

          Mafco also announced that Consolidated Cigar has filed a registration statement with the Securities Exchange Commission covering 5,000,000 shares of Cigar Common Stock, to be underwritten by a group led by Goldman, Sachs & Co., subject to prevailing market conditions. All shares of Cigar Common Stock to be sold are owned by Mafco and Consolidated Cigar will not be selling any shares. Mafco also said it has determined not to proceed with a proposed offering of $150,000,000 principal amount of Mafco notes exchangeable for shares of Cigar Common Stock.

          In response to Mafco Holdings' proposal Mafco formed a special committee of independent directors, to be chaired by Phillip E. Beekman, and the special committee has retained Morgan Stanley & Co. Incorporated as its financial advisor to assist in evaluating Mafco Holdings' proposal and negotiating any possible transaction with Mafco Holdings.


Item 7.       Material to be Filed as Exhibits.

          Item 7 is hereby amended to add the following at the end thereof:

Exhibit 5:            Letter from Mafco Holdings Inc. dated
                      January 30, 1997 to Mafco Consolidated
                      Group Inc.


                               SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated:  February 3, 1997

                             MAFCO HOLDINGS INC.
                             MAFCO CONSOLIDATED HOLDINGS INC.


                             By:       /s/ Barry F. Schwartz
                                    Name:  Barry F. Schwartz
                                    Title: Executive Vice President


                              Exhibit Index

Exhibit 5:            Letter from Mafco Holdings Inc. dated
                      January 30, 1997 to Mafco Consolidated
                      Group Inc.